UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Cadeler A/S
(Name of Subject Company (Issuer))
Cadeler plc
(Names of Filing Person (Offeror))
Ordinary Shares, par value DKK 1.00 per share
(Title of Class of Securities)
12738K109
(CUSIP Number of Class of Securities)
Puglisi & Associates
850 Library Ave., Suite 204
Newark, DE 19711
Tel.: (302)-738-6680
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:
Connie I. Milonakis Davis Polk & Wardwell London LLP The Whittington Building 4A Frederick’s Place London EC2R 8AB United Kingdom Tel.: +44-20-7418-1327	Alexander Simmonds Executive Vice President and Chief Legal Officer Cadeler A/S Kalvebod Brygge 43 DK-1560 Copenhagen Denmark Tel: +45 3246 3100

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Cadeler plc a public limited liability company incorporated under the laws of England and Wales (“NewCo” or the “Offeror”). This Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of Cadeler A/S (“Cadeler”), with a nominal value of DKK 1.00 per share (each referred to as a “Cadeler Share”), including Cadeler Shares represented by American Depositary Shares each representing four (4) Cadeler Shares (which are referred to as “Cadeler ADSs”), validly tendered and not validly withdrawn in the offer, one (1) ordinary share of NewCo, with a nominal value $1.00 per share (each referred to as a “NewCo Share”, and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated September 22, 2026 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).
NewCo (named Cadeler Limited at the time of filing) filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 dated August 27, 2026 and NewCo (re-named Cadeler plc) filed Amendments No. 1 and 2 to the Registration Statement dated September 14, 2026 and September 18, 2026, respectively, relating to the Offer which became effective on September 22, 2026 (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange (which is a part of the Registration Statement) and the Letter of Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(B), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by NewCo, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The purpose of the Offer is to effect the redomiciliation of Cadeler from Denmark to the United Kingdom (the “Redomiciliation”).
Item 1.   Summary Term Sheet.
The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “Questions and Answers about the Offer and the Redomiciliation” is incorporated into this Schedule TO by reference.
Item 2.   Subject Company Information.
(a)   The subject company and issuer of the securities subject to the Offer is Cadeler A/S, a company incorporated under the laws of Denmark. Its principal executive office is located at Kalvebod Brygge 43, DK-1560 Copenhagen, Denmark and its telephone number is +45 3246 3100.
(b)   As of September 18, 2026, the issued share capital of Cadeler consisted of 386,053,341 ordinary shares of nominally DKK 1.00 each, of which 169,267 ordinary shares were held in treasury.
(c)   The information concerning the principal market in which the Cadeler Shares are traded and certain high and low sales prices for the Cadeler Shares in that principal market is set forth in “Market Price and Dividend Information” in the Prospectus/Offer to Exchange and is incorporated into this Schedule TO by reference.
Item 3.   Identity and Background of Filing Person.
(a), (b)    The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary — The Companies — NewCo” and “Information about NewCo” is incorporated into this Schedule TO by reference.
(c)   As required by General Instruction C to Schedule TO, the name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of NewCo are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is Avocet Court, 8 Central Avenue, St. Andrews Business Park, Norwich, NR7 0HR, United Kingdom. Unless otherwise indicated below, the current business telephone number of each director and executive officer is +(44) 1493 841 400.

During the past five years, none of the directors and executive officers of NewCo listed below has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
The information set forth in the sections entitled “Item 6. Directors, Senior Management and Employees — Directors and senior management,” in Cadeler’s Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the SEC on March 24, 2026, is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)   The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers About the Offer and the Redomiciliation,” “The Offer and the Redomiciliation,” “Comparison of Rights of NewCo Shareholders and Cadeler Shareholders,” and “Material Tax Consequences” is incorporated into this Schedule TO by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a), (b)    The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary — The Companies,” “The Offer and the Redomiciliation — Background and Reasons for the Redomiciliation,” and “The Offer and the Redomiciliation — Interests of Cadeler and its Directors and Officers,” is incorporated into this Schedule TO by reference. NewCo is a holding company, established by one of Cadeler’s shareholders, BW Altor Pte. Ltd., in order to facilitate the implementation of the Offer and Redomiciliation. Upon completion of the Redomiciliation, NewCo will be the ultimate parent company of the Group (as defined below) and, upon completion of a compulsory acquisition in accordance with sections 70-72 of the Danish Companies Act of the Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) it did not acquire in the Offer, for cash (which is referred to as the “Squeeze-out”), Cadeler will be a direct, wholly owned subsidiary of NewCo.
“Cadeler Group” or “Group,” prior to the Redomiciliation, refers to Cadeler together with its subsidiaries, and, after the Redomiciliation, refers to NewCo together with its subsidiaries, which will include Cadeler as Cadeler will become NewCo’s wholly-owned subsidiary as a result of the Redomiciliation and the Squeeze-out.
For the financial year ended 31 December 2024, Cadeler entered into certain significant transactions with BW Group Limited (including its subsidiaries) (“BW Group”), amounting to approximately USD 8.14 million. These transactions were primarily related to guarantee fees charged by BW Group and training-related costs charged by BW Maritime Pte Ltd., both members of the BW Group.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a), (c)(1 – 7)   The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers about the Offer and the Redomiciliation,” and “The Offer and the Redomiciliation,” is incorporated into this Schedule TO by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a)
The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and the Redomiciliation — The Offer,” and “The Offer and the Redomiciliation — Consideration Payable Pursuant to the Squeeze-out” is incorporated into this Schedule TO by reference.

(b)
On September 11, 2026, and for the purpose of financing the Squeeze-Out, NewCo entered into a bridge facility agreement for a loan of up to EUR 220 million with DNB Bank ASA (the “Squeeze-out Facility”). The Squeeze-out Facility will only be drawn, and fees thereunder incurred, if the Minimum Condition is satisfied and the Offer is completed. The Squeeze-out Facility carries an initial term of six months, with two three-month extension options to be exercised at NewCo’s discretion. It will be secured, from the completion of the Offer, by a first priority pledge over all of NewCo’s shares in Cadeler and includes customary covenants, including a change of control restriction substantially identical to Cadeler’s Green Corporate Facility and a prohibition on dividends or other distributions while the Squeeze-out Facility is outstanding. NewCo intends to structure the repayment of the Squeeze-out Facility following the Redomiciliation either through upstream intercompany loans, a private placement, or a distribution of dividends from entities within the Group to NewCo. As a result, dividend distributions from the Cadeler Group to NewCo may occur within 12 months following completion of the Offer.
(d)
The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary,” “Questions and Answers about the Offer and the Redomiciliation,” “The Offer and the Redomiciliation,” and “Information about NewCo” is incorporated into this Schedule TO by reference.

Item 8.   Interest in Securities of the Subject Company.
(a)
The information set forth in the section of the Prospectus/Offer to Exchange entitled “Beneficial Ownership of Cadeler Securities” is incorporated into this Schedule TO by reference.

(b)
On August 26, 2026, the Group’s executive management and certain key employees were granted a total of 1,574,042 restricted stock units (“RSUs”) related to the financial year ended December 31, 2026. Each RSU allows the participant to receive one share upon vesting. The RSUs will vest on August 26, 2030 and expire on December 26, 2030. Vesting of the RSUs is conditional on continued employment within the Group, save where the participant’s employment terminates in circumstances entitling him to good leaver treatment under his RSU program. The total number of potential shares that could be delivered pursuant to the RSUs issued under this programme is 1,574,042, corresponding to approximately 0.41% of NewCo’s share capital assuming all Cadeler Shareholders participate in and are accepted in the Offer. In connection with the grant of RSUs in 2026, the Cadeler Board decided to use the authorization set out in Cadeler’s remuneration policy to deviate from the threshold set out therein and exceed the annual value of share-based incentive grants for the purposes of retention and incentivization.

In May 2024, the Group’s executive management were granted a total of 193,011 RSUs, without consideration related to the financial year ended December 31, 2024. These RSUs were originally due to vest in May 2027, however, in connection with the Offer, the Cadeler Board approved the accelerated vesting of such RSUs, such that the RSUs vested on September 21, 2026. Each RSU allows the participant to receive one share upon vesting. The total number of Cadeler Shares that will be delivered pursuant to such RSUs is 193,011, corresponding to approximately 0.05% of the NewCo’s share capital assuming all Cadeler Shareholders participate in and are accepted in the Offer. The RSUs are expected to settle on or around September 22, 2026 on an 85% shares / 15% cash basis, whereby Mikkel Gleerup, Chief Executive Officer, will receive 104,401 shares while Peter Brogaard Hansen, Chief Financial Officer, will receive 59,658 shares from Cadeler’s treasury shares and with the remainder of the RSUs to be settled in cash. No RSUs will be outstanding under this program after settlement.
Except as set forth above, no transactions in Cadeler Shares have been effected during the past 60 days by Cadeler, or, to Cadeler’s knowledge, after making reasonable inquiry, by any of Cadeler’s directors, executive officers or affiliates.
Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
(a) Except as set forth in this Schedule TO or as incorporated herein by reference, and except that such solicitations or recommendations may be made by NewCo’s directors, officers or employees, for which services no additional compensation will be paid, neither NewCo nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Cadeler Shareholders on NewCo’s behalf concerning the Offer or the Redomiciliation. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and the Redomiciliation —  Procedures for Tendering Cadeler Shares and Cadeler ADSs,” “The Offer and the Redomiciliation —  Independent Expert Statement,” “The Offer and the Redomiciliation — Fees and Commissions,” and “The Offer and the Redomiciliation — Fees and Expenses” is incorporated into this Schedule TO by reference.

Item 10.   Financial Statements.
(a), (b)    The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Unaudited Pro Forma Condensed Combined Financial Information” is incorporated into this Schedule TO by reference, and the consolidated financial statements of Cadeler and the accompanying notes included in the Prospectus/Offer to Exchange, are incorporated into this Schedule TO by reference. NewCo only has nominal assets, no liabilities and has not engaged in any business or activities other than in connection with the Offer and the Redomiciliation. The consolidated financial statements of NewCo immediately following the Redomiciliation will be the same as the consolidated financial statements of Cadeler immediately prior to the Redomiciliation.
Item 11.   Additional Information.
(a), (c)    The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and the Redomiciliation — Background and Reasons for the Redomiciliation,” “The Offer and the Redomiciliation — Interests of Cadeler and its Directors and Officers,” “The Offer and the Redomiciliation —  Regulatory Approvals Required for the Redomiciliation,” “The Offer and the Redomiciliation — Conditions to the Offer,” and the Letter of Transmittal is incorporated into this Schedule TO by reference. The margin requirements of Section 7 of the U.S. Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable. To the knowledge of NewCo, no material legal proceedings relating to the Offer are pending.
Item 12.   Exhibits.
Exhibit
Exhibit No.	Description
(a)(1)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed on September 22, 2026 by NewCo pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended)
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by NewCo (named Cadeler Limited at the time of filing) on August 27, 2026)
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement by NewCo (named Cadeler Limited at the time of filing) on August 27, 2026)
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement by NewCo (named Cadeler Limited at the time of filing) on August 27, 2026)
(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A)
(a)(5)(A)	Announcement by NewCo of the filing of Form F-4 with the SEC, dated as of August 27, 2026 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on August 27, 2026)
(a)(5)(B)	Announcement by NewCo of the commencement of the Offer, dated as of September 21, 2026 (incorporated by reference to NewCo’s filing pursuant to Rule 425 on September 21, 2026)
(a)(5)(C)	Q&A for Shareholders, Employees and Media regarding the Offer, dated as of September 22, 2026 (incorporated by reference to NewCo’s filing pursuant to Rule 425 on September 22, 2026)
(a)(5)(D)	Communication from Cadeler’s Chief Executive Officer to Cadeler leaders regarding the Offer, dated as of September 22, 2026 (incorporated by reference to NewCo’s filing pursuant to Rule 425 on September 22, 2026)
(a)(5)(E)	SharePoint post from Cadeler’s Chief Executive Officer regarding the Offer, dated as of September 22, 2026 (incorporated by reference to NewCo’s filing pursuant to Rule 425 on September 22, 2026)
(a)(5)(F)	Form of Summary Advertisement

Exhibit No.	Description
(b)	Bridge Facility Agreement for a Loan Facility of up to EUR 220,000,000 entered into by and among Cadeler and DNB (incorporated by reference to Exhibit 10.29 to Amendment No. 1 to NewCo’s Registration Statement on Form F-4, filed on September 14, 2026)†
(h)(1)	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. federal income tax matters (incorporated by reference to Exhibit 8.1 to Amendment No. 1 to NewCo’s Registration Statement on Form F-4, filed on September 14, 2026)
107	Filing Fee Table

†
Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10).

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 22, 2026
CADELER plc
By:
/s/ Alexander Simmonds

Name: Alexander Simmonds
Title:   Company Secretary